EXHIBIT 99.1

Press Release Dated January 7, 2011, Suncor Energy reports oil sands production numbers for December 2010

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports oil sands production numbers for December 2010

Calgary, Alberta (Jan. 7, 2011) — Suncor Energy Inc. reported today that the company’s oil sands production during December averaged approximately 323,000 barrels per day (bpd). The company achieved its oil sands production target for 2010 with annual production averaging approximately 283,000 bpd.

Production numbers include upgraded sweet and sour synthetic crude oil and diesel, as well as non-upgraded bitumen sold directly to the market, from all Suncor-operated facilities. Reported volumes do not include Suncor’s proportionate production share from the Syncrude joint venture.

These numbers are preliminary and subject to adjustment. Monthly totals may differ from the year-to-date total due to rounding, the impact of sales and changes in inventory. Production volumes will be confirmed when Suncor’s fourth quarter results are released

As of January 2011, Suncor will no longer press release monthly production reports from its oil sands operation. These numbers will instead be posted and generally available on the company’s website at www.suncor.com/production

This news release contains forward-looking statements, which are based on Suncor’s current expectations, estimates, projections and assumptions. Uncertainties in the estimate process and impact of future events may cause actual results to differ, in some cases materially, from our estimates. Readers are cautioned that actual results could differ materially from those expressed or implied by these forward-looking statements as a result of changes to Suncor’s plans and the impact of events, risks and uncertainties discussed in Suncor’s third quarter earnings release, current annual information form/form 40-F, current annual report to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov. Readers are cautioned not to place undue reliance on such forward-looking statements.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Helen Kelly 403-296-6557
Media inquiries:	403-920-8332

Suncor Energy Inc.
P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 2E3
Website: www.suncor.com